Celgene Corporation
File Number 001-34912
(Celgene Corporation letterhead)
Via Edgar
April 25, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File Number: 001-34912
Dear Mr. Rosenberg:
This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Ms. Jacqualyn A. Fouse, Senior Vice President and Chief Financial Officer of Celgene, dated March 28, 2011 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). We have reproduced the Staff’s comments, and we have responded below each comment, which are numbered to correspond to the comment numbers in the Comment Letter.
SEC Comment:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 49
1.	For each of your research and development projects discussed on pages two through six that are individually material, please provide us proposed disclosure to be included in future periodic filings as follows:
•	The costs incurred during each period presented and to date on the project;
•	The nature of efforts and steps necessary to complete the project;

Celgene Corporation
File Number 001-34912
•	The risks and uncertainties associated with completing development;
•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
•	Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.
Celgene Corporation Response:
Identification of material projects. Pharmaceutical research and development is lengthy and highly uncertain. The process from discovery to regulatory approval typically takes 10 to 15 years, and very few discoveries ever become approved medicines. Even after a potential drug begins human testing (Phase I clinical trials), the probability of it becoming an approved drug is low. Based on the high level of uncertainty related to potential future sales and the lack of project specific cost information which we discuss below, the quantitative information related to costs and future sales levels are not the primary factors in our determination of individually material projects. Based on other qualitative factors, we consider the population of trials that have advanced to Phase III to represent those of highest interest to investors and activity within this group of projects represents the most relevant information for disclosure, although not all such Phase III projects will become commercially viable or will otherwise be deemed individually material.
Accordingly, the proposed disclosures in our responses below, if related to individual projects, will be made for all projects in Phase III clinical trials as well as those that have successfully completed Phase III clinical trials and have been submitted for regulatory review.
Project costs. We do not record costs at a project level or project category level for the majority of costs involved in research projects. Internal costs are tracked on a departmental basis and are not accumulated or forecasted on a project level or project category level.
Our internal monitoring and evaluation processes for individual projects include estimations of net present value, or NPV, and return on investment, or ROI. These NPV and ROI calculation processes include significant estimations and allocations that are performed outside of the accounting and internal control processes that are used as the basis for our external reporting, including SEC filings.
To address this point, we propose the following disclosure, shown in bold face type, to be included in the Research and Development discussion in the MD&A beginning with our Form 10-Q for the three and six months ended June 30, 2011:
We do not collect costs on a project basis or for any category of projects for the majority of costs involved in carrying out research projects. While we do perform cost calculations to facilitate our internal evaluation of individual projects, these calculations include significant estimations and allocations that are not relevant to, or included in, our external financial reporting mechanisms. As a consequence, we do not report research and development costs at the project level.

Celgene Corporation
File Number 001-34912
Efforts and steps necessary for project completion, and risks and uncertainties. We believe the existing description of each phase of the clinical trial process included in our 2010 Form 10-K under “Item 1. Business,” provides an appropriate framework to build upon to describe the efforts and steps necessary to complete our research and development projects that we have listed in the 2010 Form 10-K as well as the risks and uncertainties that are included in the process. We propose to add information for each Phase III project in our table of clinical trials to show when each project entered its current phase and to expand the framework descriptions of Phase I, Phase II and Phase III clinical trials in our 2011 Form 10-K to introduce the risks and uncertainties that are generally applicable in each clinical trial phase, approximate length of time each phase generally lasts, and the average number of patients involved in each phase. We also propose to add a description of the regulatory approval process that follows a successful Phase III trial to disclose the efforts and steps necessary to bring a product to market following a successful Phase III clinical trial. We believe this expanded clinical trial process general description, when presented together with the stage of development of each project and the timing of when each Phase III project entered its current phase, will provide investors with greater insight with respect to the nature of the activities and the timeframe for movement through the various clinical trial phases, the risks and uncertainties that are inherent in each phase of clinical trials and the regulatory approval processes that are applicable before a project can result in an approved, marketed and commercially viable product.
Accordingly, we propose the following disclosure, shown in bold face type, to be included in our 2011 Form 10-K under “Item 1. Business,” prior to the table of current evaluations of commercial stage products:
The product candidates in our pipeline are at various stages of preclinical and clinical development. The path to regulatory approval includes three phases of clinical trials to collect data to support an application to regulatory authorities to allow us to market a product for treatment of a specified disease indication. There are many difficulties and uncertainties inherent in research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. To bring a drug from the discovery phase to regulatory approval, and ultimately to market, takes many years and significant cost. Failure can occur at any point in the process, including after the product is approved based on post-market factors. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of

Celgene Corporation
File Number 001-34912
approved uses, reimbursement challenges, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Consequently, it can be very difficult to predict which products will ultimately be submitted for approval, which have the highest likelihood of obtaining approval, and which will be commercially viable and generate profits for the Company. Successful results in preclinical or Phase I/II clinical studies may not be an accurate predictor of the ultimate safety or effectiveness of a drug or product candidate.
Phase I Clinical Trials
Phase I human clinical trials begin when regulatory agencies allow a request to initiate clinical investigations of a new drug or product candidate and usually involve up to 50 healthy volunteers or patients. The tests study a drug’s safety profile, and may include a preliminary determination of a drug or product candidate’s safe dosage range. The Phase I clinical study also determines how a drug is absorbed, distributed, metabolized and excreted by the body, and therefore the potential duration of its action. Phase I clinical studies generally take from 6 to 30 months to complete.
Phase II Clinical Trials
Phase II clinical trials are conducted on a limited number of patients with the targeted disease. An initial evaluation of the drug’s effectiveness on patients is performed and additional information on the drug’s safety and dosage range is obtained. Our Phase II clinical trials normally include up to 200 patients and may take 2 to 3 years to complete.
Phase III Clinical Trials
Phase III clinical trials typically include controlled multi-center trials and involve a larger target patient population that normally include from 500 to 1,500 patients to ensure that study results are statistically significant. During Phase III clinical trials, physicians monitor patients to determine efficacy and to gather further information on safety. These trials are generally global in nature and are designed to generate all of the data necessary to submit the product to regulatory agencies for marketing approval. Phase III testing varies by disease state, but can often last from 2 to 7 years.
Regulatory Review
If a product successfully completes a Phase III clinical trial and is submitted to governmental regulators, such as the FDA in the United States or the EMA in the European Union, the time to final marketing approval can vary from 6 months (for a U.S. filing that is designated for priority review by the FDA) to several years, depending on a number of variables, such as the disease state, the strength and complexity of the data presented, the novelty of the target or compound, risk-management approval and the time required for the agency(ies) to evaluate the submission. There is no guarantee that a potential treatment will receive marketing approval, or that decisions on marketing approvals or indications will be consistent across geographic areas.

Celgene Corporation
File Number 001-34912
Liquidity. We believe that our current liquidity, which included cash, cash equivalents and marketable securities available for sale totaling $2.6 billion at December 31, 2010, as well as ongoing liquidity generation, which in 2010 resulted in net cash provided by operating activities of $1.2 billion after funding our 2010 R&D expenditures, will be sufficient to complete all projects that are currently in our development pipeline.
We believe that the following discussion that was included in the MD&A Liquidity and Capital Resources discussion of our 2010 Form 10-K presents appropriate disclosure of both the expectation of increased expenditures related to research and development and the sufficiency of current resources to fund those increased expenditures:
We expect continued growth in our expenditures, particularly those related to research and development, clinical trials, commercialization of new products, international expansion and capital investments. However, we anticipate that existing cash and cash equivalent balances and marketable securities available for sale combined with cash generated from future net product sales, will provide sufficient capital resources to fund our normal operations for the foreseeable future.
We will continue to monitor the sufficiency of our liquidity and ongoing cash generation to meet expected expenditure levels and if circumstances arise where it is not sufficient we will revise the disclosure in this section to indicate an expected need to obtain additional resources.
Future milestones. We propose to provide updates on projects in Phase III clinical trials in the MD&A beginning in our Form 10-Q for the three and six months ended June 30, 2011 and disclose the following additional significant milestones that have occurred during the current period or that are expected to occur in the future if the occurrence is material and reasonably certain:
•	beginning of Phase III clinical trials;
•	suspension or termination of the project;
•	filing for regulatory approval in a major market; and
•	any regulatory agency approvals or rejections of our filings.
We believe this enhanced disclosure will provide investors with the information they need to understand the status of projects in our pipeline in order to evaluate when a particular project might become commercially viable.

Celgene Corporation
File Number 001-34912
SEC Comment:
2.	For projects discussed on pages two through six in the late stage of development such as phase III that are not individually material, we generally believe further disclosure about each project is necessary to provide insight into expected effects on future operations, financial position, or liquidity. For each of these projects, please provide us proposed disclosure to be included in future periodic filings as follows:
•	The month and year that is entered the current phase;
•	Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;
•	Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination
Celgene Corporation Response:

We have incorporated the points noted above into our responses to the Staff’s Comment 1 and will make the noted disclosures in our response to Comment 1 for all projects in Phase III or awaiting regulatory approval, without differentiating between Phase III projects that may be considered individually material or not material.
SEC Comment:
3.	You disclose that in the United States, orphan drug exclusivity with respect to VIDAZA® brand drug expires in May 2011. You also state that beginning in 2010 you revised your monthly amortization related to the VIDAZA® intangible to reflect an updated sales forecast. If based on the expiration of the exclusivity period for VIDAZA or on any other known event, trend, demand, commitment or uncertainty your future research and development expense or the future mix of your research and development expense is reasonably likely to differ from current trends, please provide us proposed disclosure to be included in future periodic filings to discuss its expected effect on future operations and financial position.
Celgene Corporation Response:
We do not consider it reasonably likely that the expiration of the exclusivity period for VIDAZA or any other known event, trend, demand, commitment or uncertainty will cause our future research and development expense or the future mix of our research and development expense to differ from current trends.

Celgene Corporation
File Number 001-34912
We have experienced significant growth in recent years, which has resulted in increased annual spending on research and development activities. We expect continued growth in our business and expect the trend of growing research and development expenditures to continue. When circumstances arise where we consider it reasonably likely that the trend of our research and development expenditures will change due to an increase or decrease in our clinical trial activities or any large event driven items such as upfront payments for collaboration agreements, we will disclose our expectations in the Research and Development discussion and elsewhere as appropriate in our MD&A.
SEC Comment:
Income Tax Provision, page 51
4.	Your foreign operations accounted for 40%, 36%, and 30% of your revenues and 77%, 56%, and 0% of your pre-tax income in 2010, 2009 and 2008. Please provide us proposed disclosure to be included in future periodic filings of the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales. Please also disclose the reasons for the increase in the benefit due to lower foreign tax rates from 7.3% in 2008 to 21.8% in 2010.
Celgene Corporation Response:
For the years ended December 31, 2010 and 2009, the percentage of our pre-tax income from foreign operations was higher than the percentage of our foreign sales. The higher foreign pre-tax income percentage did not result from items which significantly increased foreign pre-tax income, but, instead was caused by items which significantly decreased U.S pre-tax income. Items which decreased U.S. pre-tax income (but did not have a material impact on foreign pre-tax income) consisted primarily of charges recognized for share-based compensation, up-front collaboration payments and acquisitions. For the year ended December 31, 2008, the percentage of our pre-tax income from foreign operations was lower than the percentage of our foreign sales. This was primarily due to one-time foreign charges recognized for the purchase of royalty obligations.
We will enhance our disclosure in future Annual Reports on Form 10-K by adding a narrative section to our Income Tax Footnote, below the table of U.S. and Non-U.S. income (loss) before taxes, to explain the underlying reasons for the disproportionate pre-tax income of our operations.
The following additional disclosure shown in bold face type will be included in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011 to the extent applicable:
For the years ended December 31, 2011, 2010, and 2009, U.S. income (loss) before income taxes reflected charges related to share-based compensation, up-front collaboration payments, and acquisitions. These charges were less significant outside the U.S.
The Staff has requested information related to the changes in the tax benefit resulting from lower foreign tax rates over the three years presented. A similar inquiry was made in Comment #5 and we therefore direct the Staff to our response to Comment #5 below.

Celgene Corporation
File Number 001-34912
SEC Comment:
5.	You disclose benefits of lower foreign tax rates of 21.8% in 2010, 16.3% in 2009 and 7.3% in 2008. Please provide us proposed disclosure to be included in future periodic filings to clarify what the foreign rate differential represents in each of the three years presented. Please also tell us how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.
Celgene Corporation Response:
We have operations in many foreign tax jurisdictions. These jurisdictions impose income taxes at different rates than the U.S. statutory tax rate. The caption, “foreign tax rate differences,” that we disclose in our reconciliation of the U.S. statutory income tax rate to our effective tax rate reflects differences between the actual income tax expense on income before income taxes in Non-U.S. tax jurisdictions computed at the tax rates applicable in those jurisdictions compared to the income tax expense that would be recognized if that income were taxed at the U.S. statutory tax rate of 35%.
The foreign tax rate differences for the three years presented relate primarily to our low-tax Swiss manufacturing operations. We operate under an income tax holiday in Switzerland that exempts us from Swiss income taxes on most of our operations in Switzerland. The balance of the foreign tax rate differences consists of differences between the U.S. statutory tax rate and the statutory tax rates imposed by the foreign jurisdictions in which we have operations.
We disclosed an increasing benefit related to foreign tax rate differences from 2008 to 2010. During this period, we experienced growth in our foreign operations as commercial activities expanded worldwide. The increases in the benefit related to foreign tax rate differences were primarily due to foreign pre-tax income comprising a greater proportion of consolidated pre-tax income. The percentage benefit of 7.3% in 2008 increased to 16.3% in 2009 primarily due to growth in our foreign operations and the absence in 2009 of one-time foreign charges recognized in 2008 for the purchase of royalty obligations. The percentage increased from 16.3% in 2009 to 21.8% in 2010 due to growth in our foreign operations combined with higher charges, primarily in the U.S., for share-based compensation, up-front collaboration payments, and acquisition costs which reduced U.S. and consolidated pre-tax income.
We will enhance our disclosure in future Annual Reports on Form 10-K by expanding our explanation of the foreign tax rate differences, which will appear below the reconciliation of the U.S. statutory tax rate to our effective tax rate in our Income Tax Footnote.

Celgene Corporation
File Number 001-34912
The following expanded disclosure, shown in bold face type, will be included in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011 to the extent applicable:
Celgene has operations in many foreign tax jurisdictions, which impose income taxes at different rates than the U.S. The impact of these rate differences is included in the foreign tax rate differences that Celgene discloses in its reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate. The benefit related to foreign tax rate differences primarily results from the Company’s low-tax Swiss manufacturing operations. The Company operates under an income tax holiday in Switzerland through 2015 that exempts the Company from Swiss income taxes on most of its operations in Switzerland. The impact of the Swiss tax holiday is reflected in the Company’s effective tax rate. The difference between the maximum statutory Swiss income tax rate (22.18% in 2010, 2009, and 2008) and the Company’s Swiss income tax rate under the tax holiday resulted in a reduction in the 2010, 2009, and 2008 effective tax rates of 15.8, 11.4, and 3.4 percentage points, respectively. The increase in benefits reflected in the foreign tax rate differences from 2008 to 2010 results from growth in the Company’s Non-U.S. operations and an increase in the proportion of consolidated income before income taxes from Non-U.S. operations.
SEC Comment:
Liquidity and Capital Resources
Income Tax Provision, page 51
6.	You disclose that you have not provided for taxes on approximately $3.9 billion of other undistributed earnings of foreign subsidiaries at December 31, 2010 as these earnings are reinvested indefinitely. Please provide us proposed disclosure to be included in periodic filings of the amount of cash held in your foreign subsidiaries that is considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Please refer to Item 303 (a)1 of regulation S-K and SEC Release 33-8350 Section IV.
Celgene Corporation Response:
The following disclosure, shown in bold face type, will be included in the Consolidated Financial Statements of our Annual Report on Form 10-K for the fiscal year ending December 31, 2011, in the Liquidity and Capital Resources section:
We consider the cumulative unremitted earnings of foreign subsidiaries to be indefinitely invested outside the U.S. Of the total cash, cash equivalents, and marketable securities at December 31, 2011, approximately [Inset dollar amount at reporting date] was generated from operations in foreign tax jurisdictions and is intended for use in our foreign operations. In managing our day-to-day liquidity in the U.S., we do not rely on the unremitted earnings as a source of funds and we have not provided for U.S. federal or state income taxes on these undistributed foreign earnings.

Celgene Corporation
File Number 001-34912
SEC Comment:
Notes to Consolidated Financial Statements
Legal Proceedings, page 112
7.	You have several pending lawsuits where you disclose that the ultimate outcome is difficult to predict and could have material adverse effect on the Company. Please note that ASC 450-20-50 requires certain disclosures for all pending legal items including a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. For each matter discussed in your note, please provide us proposed disclosure to be included in future periodic filings of the estimate of reasonably possible losses or that such an estimate cannot be made. If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate as well as a discussion of what is being sought in those proceedings.
Celgene Corporation Response:
We advise that, as disclosed in our Annual Report on Form 10-K filed with the Commission on March 1, 2011 (pages 35 through 37), the Elan Pharma International Limited lawsuit matter has been settled for the amount stated (i.e., $78 million) and we anticipate the Abraxis Shareholder lawsuit matter will be settled for the amount stated (i.e., $600,000) as agreed between the parties pending final approval of the court. Therefore, no further disclosure with respect to these matters are proposed in response to the Staff’s comment.
While the REVLIMID action is still pending, based on information received from litigation counsel and the facts that (a) in order for Natco to prevail, each and every patent claim in suit under all patents in suit would have to be invalidated, deemed unenforceable, and/or deemed noninfringed and (b) the FDA would have to approve an ANDA with a comprehensive education and risk management program for a generic version of lenalidomide, we believe that it is highly unlikely that the ultimate outcome of the REVLIMID action will have a material affect on our financial condition or results of operations.

Celgene Corporation
File Number 001-34912
Accordingly, we propose to the following additional disclosure, shown in bold face type with respect to the REVLIMID proceeding, to be included in our Form 10-Q for the three and six months ended June 30, 2011:
REVLIMID®
We have publicly announced that we have received a notice letter dated August 30, 2010, sent from Natco Pharma Limited of India (“Natco”) notifying us of a Paragraph IV certification alleging that patents listed for REVLIMID® in the Orange Book are invalid, and/or not infringed (the Notice Letter). The Notice Letter was sent pursuant to Natco having filed an ANDA seeking permission from the FDA to market a generic version of 25mg, 15mg, 10mg and 5mg capsules of REVLIMID®. Under the federal Hatch-Waxman Act of 1984, any generic manufacturer may file an ANDA with a certification (a “Paragraph IV certification”) challenging the validity or infringement of a patent listed in the FDA’s Approved Drug Products With Therapeutic Equivalence Evaluations (the “Orange Book”) four years after the pioneer company obtains approval of its New Drug Application, or an NDA. On October 8, 2010, Celgene filed an infringement action in the United States District Court of New Jersey against Natco in response to the Notice Letter with respect to United States Patent Nos. 5,635,517 (the “‘517 patent”), 6,045,501 (the “‘501 patent”), 6,281,230 (the “‘230 patent”), 6,315,720 (the “‘720 patent”), 6,555,554 (the “‘554 patent”), 6,561,976 (the “‘976 patent”), 6,561,977 (the “‘977 patent”), 6,755,784 (the “‘784 patent”), 7,119,106 (the “‘106 patent”), and 7,465,800 (the “‘800 patent”). If Natco is successful in challenging our patents listed in the Orange Book, and the FDA were to approve the ANDA with a comprehensive education and risk management program for a generic version of lenalidomide, sales of REVLIMID® could be significantly reduced in the United States by the entrance of a generic lenalidomide product, potentially reducing our revenue.
Natco responded to our infringement action on November 18, 2010, with its Answer, Affirmative Defenses and Counterclaims. Natco has alleged (through affirmative defenses and counterclaims) that the patents are invalid, unenforceable and/or not infringed by Natco’s proposed generic productions. After filing the infringement action, we learned the identity of Natco’s U.S. partner, Arrow International Limited, and filed an amended complaint on January 7, 2011, adding Arrow as a defendant.
We believe that Natco’s counterclaims are unsustainable and intend to vigorously defend our patent rights. We believe that it is unlikely that (i) each and every patent and patent claim that are in the lawsuit will be invalidated, deemed unenforceable, and/or deemed noninfringed and (ii) the FDA will approve the ANDA with a comprehensive education and risk management program for a generic version of lenalidomide. Accordingly, we believe that we will prevail in this proceeding and that the ultimate outcome will not have a material adverse effect on our financial condition or results of operations.

Celgene Corporation
File Number 001-34912
* * * * *
In connection with responding to the Comment Letter, we acknowledge that: (1) Celgene is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Celgene may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (908) 673-9956, and if I am not available, please contact Andre Van Hoek, Celgene’s Corporate Vice President, Corporate Controller, at (908) 860-7721.
Very truly yours,

/s/ Jacqualyn A. Fouse
Jacqualyn A. Fouse
Senior Vice President and Chief Financial Officer